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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 2)*

                             US Airways Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90341W 10 8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                          PAR Capital Management, Inc.
                             Attention: Gina DiMento
                             One International Place
                                   Suite 2401
                                Boston, MA 02110
                                 (617) 556-8990
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PAR Investment Partners, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a) [X]
             (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  7,018,485
  NUMBER OF                 ----------------------------------------------------
    SHARES                  8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                        None
     EACH                   ----------------------------------------------------
  REPORTING                 9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                          7,018,485
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,018,485
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.90%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PAR Group, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a) [X]
             (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                 7,018,485
 NUMBER OF                  ----------------------------------------------------
   SHARES                   8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       None
    EACH                    ----------------------------------------------------
 REPORTING                  9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                         7,018,485
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,018,485
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.90%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PAR Capital Management, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a) [X]
             (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   7,018,485
                             ---------------------------------------------------
  NUMBER OF                  8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                      None
   OWNED BY                  ---------------------------------------------------
     EACH                    9     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                         7,018,485
     WITH                    ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,018,485
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.90%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed to amend and supplement the Schedule 13D filed on October 7, 2005, and Amendment No. 1 filed on March 17, 2006 (together, the "Schedule 13D"), with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of US Airways Group, Inc., a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281. Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership ("PAR Investment Partners"), PAR Group, L.P., a Delaware limited partnership ("PAR Group") and PAR Capital Management, Inc., a Delaware corporation ("PAR Capital Management"). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

         The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

         Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward
L. Shapiro is a shareholder and Vice President of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, and Mr. Shapiro is One International Place, Suite 2401, Boston, MA 02110.

         The Shares to which this Schedule 13D relates are owned by PAR Investment Partners.

         (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 4. PURPOSE OF TRANSACTION.

         On March 15, 2006, PAR Investment Partners entered into a Securities Purchase Agreement (the "Purchase Agreement") with Eastshore Aviation, LLC ("Eastshore"). Pursuant to the Purchase Agreement, among other things, PAR Investment Partners agreed to purchase from Eastshore and

Eastshore agreed to sell to PAR Investment Partners 1,000,000 shares (the "Acquired Shares") on April 3, 2006. In addition, pursuant to the Purchase Agreement, PAR Investment Partners agreed to be bound by the terms of the Stockholder's Agreement dated September 27, 2005 by and between the Issuer and Eastshore (the "Eastshore Stockholder's Agreement") with respect to the Acquired Shares.

         PAR Investment Partners acquired the Acquired Shares as an investment in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to those enumerated above. Except as described in the preceding paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

         The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

      The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

         On April 7, 2006, PAR Investment Partners entered into a Securities Purchase Agreement (the "Purchase Agreement") with ACE Aviation Holdings, Inc. ("ACE"). Pursuant to the Purchase Agreement, among other things, PAR Investment Partners agreed to purchase from ACE and ACE agreed to sell to PAR Investment Partners 1,750,000 shares (the "Additional Acquired Shares") on April 13, 2006. In addition, pursuant to the Purchase Agreement, PAR Investment Partners agreed to be bound by the applicable terms of the Stockholder's Agreement dated September 27, 2005 by and between the Issuer and ACE with respect to the Additional Acquired Shares.

         On February 13, 2007, PAR Investment Partners sold 6,500,000 shares of Common Stock of the Issuer to Goldman, Sachs & Co in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended. In addition, PAR Investment Partners agreed not sell any Common Shares for a 30 day period beginning on February 13, 2007.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of February 13, 2007, PAR Investment Partners owned beneficially 7,018,485 Shares representing approximately 7.90% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         As of February 13, 2007, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 7,018,485 Shares owned beneficially by PAR Investment Partners representing approximately 7.90% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         As of February 13, 2007, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 7,018,485 Shares owned beneficially by PAR Investment Partners representing approximately 7.90% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as disclosed in Item 4 (which is incorporated herein by reference) or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement among the Reporting Persons dated February 15, 2007 is filed as Exhibit 99.1 hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2007             PAR INVESTMENT PARTNERS, L.P.

                                    By: PAR Group, L.P., its General Partner
                                    By  PAR Capital Management, Inc., its
                                        General Partner

                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Name: Gina DiMento
                                        Title: Vice President


                                    PAR GROUP, L.P.

                                    By  PAR Capital Management, Inc., its
                                        General Partner

                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Name: Gina DiMento
                                        Title: Vice President


                                    PAR CAPITAL MANAGEMENT, INC.


                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Name: Gina DiMento
                                        Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.                               Exhibit
-----------                               -------

99.1              Joint Filing Agreement among the Reporting Persons dated
                  February 13, 2007.